Exhibit 23.2

Consent of KPMG LLP, Independent Registered Public Accounting Firm

We consent to the incorporation herein by reference in this registration statement of our report dated February 22, 2019, with respect to the consolidated balance sheets of SendGrid, Inc. and subsidiaries as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the “consolidated financial statements”), which report appears in the Form 8-K of Twilio Inc. dated May 29, 2019. We also consent to the reference to our firm under the heading “Experts” in the registration statement and related prospectus.

Our report refers to a change to the method for accounting for costs associated with customer contracts in 2018 due to the adoption of ASC Topic 606, Revenue from Contracts with Customers.

/s/ KPMG LLP

Denver, Colorado
May 28, 2019